UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On April 29, 2026, Chen Chen tendered his resignation as the Chief Financial Officer and Director of Global Mofy AI Limited (the “Company”), effective April 29, 2026. Chen Chen’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On April 29, 2026, approved by the Board of Directors of the Company, Yinping Ma was appointed as the Chief Financial Officer, effective April 29, 2026.

The biographical information of Yinping Ma is set forth below:

Ms. Yinping Ma, age 30, has nearly 10 years of experience in corporate finance, capital operations, and financial management. From December 2021 to March 2026, Ms. Ma served as the financial director of Zhongrong Baiming Investment Management Group Co., Ltd., where she was mainly responsible for comprehensive group financial management, annual financial planning, internal control system development, tax planning, financing execution, and operational analysis to support management decision-making. From July 2016 to November 2021, Ms. Ma worked as an auditor at Beijing Dongshen Certified Public Accountants, where she was primarily responsible for conducting financial statement audits, internal control reviews, risk assessments, audit documentation, and issuance of audit reports, ensuring the accuracy and compliance of corporate financial information. Ms. Ma obtained her MBA degree from the University of International Business and Economics in 2020 and her bachelor’s degree in accounting from Henan Normal University in 2016.

Yinping Ma does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Pursuant to the employment agreement by and between the Company and Yinping Ma, dated April 29, 2026, (the “Employment Agreement with Yinping Ma”), the term shall continue for 2 years. The term will automatically renew for one-year periods on each anniversary unless either party provides written notice at least 60 days before a renewal date. Yinping Ma is entitled to compensation of RMB144,000 (equal to approximately US$20,000) for each calendar year, payable on a monthly basis. The employment letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement with Yinping Ma, dated April 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: April 30, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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